UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 23, 2015 (October 23, 2015)

CENTENE CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-31826	42-1406317
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7700 Forsyth Blvd., St. Louis, Missouri	63105
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (314) 725-4477

(Former Name or Former Address, if Changed Since Last Report): N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 23, 2015, Centene Corporation (“Centene”) held a special meeting of stockholders (the “Special Meeting”), at Centene’s headquarters in St. Louis, Missouri. At the Special Meeting, the stockholders approved an amendment (the “Amendment”) to Centene’s Certificate of Incorporation, as amended, to increase the number of authorized shares of Centene common stock, par value $0.001 per share (“Centene Common Stock”), from 200,000,000 to 400,000,000 (the “Charter Amendment Proposal”). The full text of the Amendment is attached as Exhibit 3.1 and is incorporated herein by reference.

The Amendment became effective upon Centene’s filing of the Certificate of Amendment to the Certificate of Incorporation of Centene with the Secretary of State of the State of Delaware on October 23, 2015.

Item 5.07. Submission of Matters to a Vote of Security Holders

The Special Meeting was held to consider and vote upon (i) a proposal to approve the issuance of Centene Common Stock, pursuant to the Agreement and Plan of Merger, dated as of July 2, 2015, by and among Centene, Chopin Merger Sub I, Inc., Chopin Merger Sub II, Inc. and Health Net, Inc. (“Health Net”), as the same may be amended from time to time (the “Share Issuance Proposal”), (ii) a proposal to approve any proposal to adjourn the Special Meeting from time to time, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal (the “Centene Adjournment Proposal”), and (iii) the Charter Amendment Proposal.

At the Special Meeting, holders of 108,526,231 shares of Centene Common Stock, which represents approximately 91.1% of the shares of Centene Common Stock outstanding and entitled to vote as of the record date of September 22, 2015, were represented in person or by proxy.

The final voting results for each proposal, each of which is described in greater detail in Centene’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on September 21, 2015, follow below:

Proposal One–The Share Issuance Proposal:

	For	Against	Abstain	Broker Non-Votes
Total Shares Voted	101,340,599	763,443	703,198	5,718,991

The Share Issuance Proposal was approved by Centene’s stockholders.

Proposal Two–The Centene Adjournment Proposal:

	For	Against	Abstain
Total Shares Voted	100,081,059	7,520,404	924,768

Stockholder action on the Centene Adjournment Proposal was not required because there were sufficient votes at the time of the Special Meeting to approve the Share Issuance Proposal.

Proposal Three–The Charter Amendment Proposal:

	For	Against	Abstain
Total Shares Voted	104,111,264	3,715,807	699,160

The Charter Amendment Proposal was approved by Centene’s stockholders.

Item 8.01. Other Events

On October 23, 2015, Centene issued a press release announcing the final voting results of the Special Meeting, held on October 23, 2015. A copy of the press release is filed herewith as Exhibit 99.1 and is incorporated into this Item 8.01 by reference.

Forward Looking Statements

This material may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions or political conditions; changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder; provider and state contract changes; the outcome of pending legal or regulatory proceedings; reduction in provider payments by governmental payors; the expiration or termination of Centene’s or Health Net’s Medicare or Medicaid managed care contracts with federal or state governments; tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the SEC. These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus, as it may be amended, that is included in the Registration Statement on Form S-4 that has been filed with the SEC on September 21, 2015 in connection with the merger. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net was approved by the respective stockholders of Centene and Health Net. In connection with the proposed merger, Centene prepared a registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of Centene and Health Net filed with the SEC on September 21, 2015. The registration statement has been declared effective by the SEC. Each of Centene and Health Net have mailed the definitive joint proxy statement/prospectus to their respective stockholders and, at the appropriate time, will file other documents regarding the merger with the SEC. Centene and Health Net urge investors and stockholders to read the definitive joint proxy statement/prospectus, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders may receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

3.1	Certificate of Amendment to the Certificate of Incorporation of Centene Corporation, dated October 23, 2015

99.1	Press Release issued by Centene Corporation on October 23, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTENE CORPORATION

Dated: October 23, 2015	By:	/s/ Keith H. Williamson
		Name:	Keith H. Williamson
		Title:	Executive Vice President, Secretary and General
Counsel

EXHIBIT INDEX

Exhibit Number	Description

3.1	Certificate of Amendment to the Certificate of Incorporation of Centene Corporation, dated October 23, 2015

99.1	Press Release issued by Centene Corporation on October 23, 2015